Michael J. Choate

Direct:  (312) 836-4066

Facsimile:  (312) 275-7554

E-mail:  mchoate@shefskylaw.com

026829-00001

July 21, 2005

Ms. Elaine Wolff
Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Inland American Real Estate Trust, Inc.
Registration Statement on Form S-11/A-2 Filed June 17, 2005
Registration No. 333-122743

Dear Ms. Wolff:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to comments contained in the Staff’s letters dated June 23, 2005, June 29, 2005, and July 11, 2005.  The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letters.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

June 23, 2005 Letter

Prior Performance of IREIC Affiliates, page 53

1.             We note your disclosure with respect to your public programs of the annualized amounts that each of such programs may pay from cash flows.  Please revise to limit your disclosure to historical distributions or provide detailed support for the projected annual distributions.

RESPONSE:

The distribution tables have been revised to include only historical data, including “total distributions per share” paid in a given year instead of “average annualized distribution per share.”

Ms. Elaine Wolff

July 21, 2005

2.             In this connection, we note your disclosure on page 61 of the yields on principal that investors would have realized if they had reinvested their distributions at the discounted share price provided in the distribution reinvestment program of the three REITs sponsored by IREIC.  In the first half of the table you provide assumptions used in the second half regarding cumulative compounded yields on principal.  Please revise to delete references to “Current Annualized Dividend per Share” and “Annualized % Dividend” and provide only historical amounts.  In this regard, we note that these are not assumptions used in the second half of the table.

RESPONSE:

The cumulative compounded yield on initial principal investment table was revised to include only historical data, as described in the footnotes to the table.  The “assumptions” portion of the table has been deleted.

Business and Policies, page 107

3.             We note your statement on page 110 that this investment may be appropriate if “you seek a hedge against inflation” and “you seek to preserve your capital with appreciation because we intend to acquire a portfolio of diverse commercial real estate assets that offer appreciation potential.”  Please revise to balance this disclosure with the fact that you do not intend to list your shares to enable investors to realize appreciation and that although you may have escalating leases your operating expenses may also escalate with inflation.

RESPONSE:

The disclosure has been revised as requested.  Also included is a cross reference to the Risk Factors section of the prospectus for additional discussion of these risks.

Plan of Distribution, page 164

4.             In your response to previous comment 10, please clarify what constitutes the “initial sale” of common stock to Inland Securities of any of its directors, officers, employees or affiliates.  Also, disclose the initial sale price to the entities in the second and sixth bullet points.

RESPONSE:

We have replaced the phrase “initial sale” with “first purchase” and have included the respective “first purchase” purchase price in the second and fifth bullet points.

June 29, 2005 Letter

Prior Performance of IREIC Affiliates, page 56

1.             Please revise to include return of capital for financial reporting purposes.  In this connection, if you did not have sufficient net income to make the distribution please revise to disclose the source of the distribution.

Ms. Elaine Wolff

July 21, 2005

RESPONSE:

For each of the three REITs previously sponsored by IREIC, IREIC or its affiliates agreed to forgo or defer all or a portion of the advisor fee so that distributions made by the REIT would not be deemed a return of capital.  IREIC also has advanced funds to Inland Western for the same purpose.  The introductory paragraph to the distribution tables has been revised accordingly.

2.             For Plain English purposes, please relocate the text of footnote 1 of the Cumulative Compounded Yield on Principal table to follow the introductory paragraph.

RESPONSE:

The introductory paragraph to the cumulative compounded yield on initial principal investment table has been expanded to include substantially the same information contained in former footnote 1 to the table.

3.             Please also revise to disclose how you calculated yield in the Cumulative Compounded Yield on Principal table.

RESPONSE:

The introductory paragraph to the cumulative compounded yield on initial principal investment table also includes a summary of the methodology used to calculate cumulative compounded yield.

July 11, 2005 Letter

Prior Performance of IREIC

1.             We note your response to comment 1 of our June 29th letter.  As to each program, please expand to quantify the (1) amount of IREIC fees deferred, (2) the amount of IREIC fees forgiven, and (3) the amount of funds advanced by IREIC.

RESPONSE:

The disclosure now includes the amounts forgiven, deferred or advanced by IREIC or its affiliates to each of the previously sponsored REITs.

2.             In years that the distribution exceeded cash flows from operating activities, tell us specifically how you funded the distribution.

RESPONSE:

Each previously sponsored REIT made distributions using the cash generated from its operations.  The introductory paragraph to the distribution tables explains that IREIC or its affiliates agreed to forego or defer advisor fees simply in an effort to maximize operating income available for distributions.

Ms. Elaine Wolff

July 21, 2005

3.             We note your disclosure in Rider 55 that in order that funds distributed in the prior programs would not be deemed a return of capital, IREIC deferred, forgave and advanced funds to the prior REITs.  Please revise to disclose whether IREIC proposes to do the same for this REIT and any risks associated with its continuing such practice or not continuing such practice.

RESPONSE:

As was done with the previously sponsored REITs, the Company’s Business Manager may agree to forego or defer all or a portion of its business management fee during the periods that the Company is raising capital and acquiring real estate assets.  If the Business Manager does not agree to forego or defer all or a portion of its business management fee during these periods, the Company may not have sufficient cash available to make distributions.  Disclosure to this effect is now included.  Also included is a cross-reference to the Risk Factors section of the prospectus.

4.             We note your statement that you deferred or forgave fees in order to make distributions that would not be deemed a return of capital.  Please reconcile this with the tables that reflect that in all of the years distributions were made there was a non-taxable distribution or a return of capital.

RESPONSE:

The “return of capital” language in the footnotes to the distribution tables was replaced with the words “reduction in basis” to clarify the disclosure.

5.             In order for us to assess the significance of the sponsor’s deferrals, forgiveness and advances, please tell us the impact on historical distributions if the sponsor had not forgiven or deferred fees or advanced funds.

RESPONSE:

The introductory paragraph to the distribution tables states makes clear that the aggregate amount of distributions made by each REIT would have been reduced, dollar for dollar, by the amounts foregone, deferred or advanced by IREIC.

6.             Refer to rider 57 regarding the table reflecting the yields on principal that investors would have realized if they had reinvested their distributions at the discounted share price provided in the distribution reinvestment program.  Please revise to reflect that these amounts could only be achieved as a result of the sponsor’s forgiveness and deferral of fees as well as advances of funds.

RESPONSE:

The paragraph immediately following the cumulative compounded yield on initial principal investment states that, had IREIC or its affiliates not agreed to forego or defer all or a portion of the advisor fee or advance funds for use in making distributions, the corresponding reduction in the aggregate amount of distributions made by each REIT would have resulted in a cumulative compounded yield on principal lower than as set forth in the table for each REIT.

Ms. Elaine Wolff

July 21, 2005

Prior Performance Tables – Table III

7.             We note that cash distributions to investors exceeded cash available from operations during some periods covered in the table.  Please expand the table to provide all sources of cash available for distributions.  Refer to Guide 5, Table III.

RESPONSE:

Table III now includes a category for “cash available under master lease agreements.”  As a result, in all years except 2000, IRRETI had sufficient positive cash flow to make distributions.  In 2000, although distributions exceeded total cash available in that year, cumulative distributions through 2000 did not exceed cumulative cash available from inception.  See newly added footnote (H) to Table III.

*              *              *

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form S-11.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

Michael J. Choate

cc:                                 Charito A. Mittelman (SEC)

Brenda G. Gujral

Roberta S. Matlin